EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Record
Results for the Third Quarter Ended September 30, 2022
ACHESON, Alberta, October 26, 2022 - North American Construction Group Ltd. (“NACG”) today announced results for the third quarter ended September 30, 2022. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended September 30, 2021.
Third Quarter 2022 Highlights:
•Strong consistent operating performance & equipment utilization resulted in third quarter records for combined revenue and adjusted EBITDA, EBIT and earnings per share.
•Revenue was $191.4 million, up from $166.0 million in the same period last year. Revenue generated by NACG’s core heavy equipment fleet was up 18% quarter over quarter, with the driver of this increase being equitable contributions from updated equipment and unit rates as well as improved utilization (62% compared to 52% in Q3 2021). Equipment and unit rates were contractually adjusted in the quarter to reflect the specific inflationary cost pressures being experienced in the Fort McMurray region.
•Combined revenue of $269.6 million represented a $60.4 million (or 29%) increase as our share of revenue generated in Q3 2022 by joint ventures and affiliates was $78.2 million compared to $43.3 million in Q3 2021. Nuna Group of Companies had its best financial quarter on record driven by the activity at the gold mine in Northern Ontario and the core businesses operating at better than historical levels. The joint ventures dedicated to the Fargo-Moorhead flood diversion project were secondary drivers of quarter-over-quarter improvements.
•Adjusted EBITDA of $60.1 million represents a $12.6 million increase over the prior year. The adjusted EBITDA margin of 22.3% reflected strong operational performance supported by predictable and productive weather conditions in the Fort McMurray, Northern Canada, and Northern Ontario regions as well as the updated equipment and unit rates allowed for operating margins to trend towards historical precedents.
•Free cash flow ("FCF") in the quarter was positive $3.4 million as adjusted EBITDA of $60.1 million netted against sustaining capital additions ($30.6 million) and cash interest paid ($6.9 million) produced positive cash of $22.6 million but was heavily impacted by cash flow timing which is expected to reverse in the fourth quarter.
•On April 6, 2022, we announced a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 common shares. This NCIB commenced on April 11, 2022 and was completed in September 2022 with the maximum number of shares purchased and cancelled.
•On September 20, 2022, we announced an amendment and extension of our senior secured credit facility (the “Credit Facility”) to October 8, 2025. In addition to the extension of existing favourable terms, the overall capacity has been allocated to provide greater flexibility in operating the Company’s joint ventures.
•On October 1, 2022, we acquired a privately-owned company specializing in mobile fuel, lube, and steaming services for an estimated purchase price of $15.0 million. The acquisition was premised on our continued drive to lower operating costs by maximizing our internal maintenance capabilities.
•On October 4, 2022, we entered into a total return swap agreement for up to 1,000,000 of NACG's common shares with a notional value of $15.0 million for a twelve-month period. This agreement provides an opportunity to capitalize on what we believe is a current share price that does not properly reflect underlying value.
NACG President and CEO, Joe Lambert, commented: "Operating performance was very encouraging in Q3 with equipment utilization trending in the right direction and the Nuna Group of Companies executing the largest scopes of work they've ever completed in three months. The Fargo-Moorhead project is progressing as expected and our various diversified initiatives remain profitable and on target. We are excited about the recent momentum we've generated and are proud to be able to share a 2023 financial outlook which is based on contracts in place and reflects our commitment to steady diversified growth."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2022	2021	2022	2021
Revenue	$191,383	$165,962	$536,122	$473,142
Total combined revenue(i)	269,617	209,236	734,157	577,328

Gross profit	24,567	21,711	58,958	67,353
Gross profit margin	12.8%	13.1%	11.0%	14.2%

Combined gross profit(i)	39,651	32,644	93,998	91,807
Combined gross profit margin(i)(ii)	14.7%	15.6%	12.8%	15.9%

Operating income	17,649	14,373	39,592	37,664

Adjusted EBITDA(i)	60,110	47,538	159,499	151,049
Adjusted EBITDA margin(i)(iii)	22.3%	22.7%	21.7%	26.2%

Net income	20,220	13,973	41,291	36,100
Adjusted net earnings(i)	17,558	14,127	36,875	41,467

Cash provided by operating activities	31,432	32,185	91,102	99,285
Cash provided by operating activities prior to change in working capital(i)	39,810	31,516	118,037	119,637

Free cash flow(i)	3,390	9,985	2,462	18,903

Purchase of PPE	31,205	28,557	83,591	86,626
Sustaining capital additions(i)	30,578	19,763	87,158	81,991
Growth capital additions(i)	—	13	—	60

Basic net income per share	$0.75	$0.49	$1.49	$1.28
Adjusted EPS(i)	$0.65	$0.50	$1.33	$1.47
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$31,432	$32,185	$91,102	$99,285
Cash used in investing activities	(28,042)	(31,762)	(79,945)	(74,968)
Capital additions financed by leases	—	(4,175)	(8,695)	(19,198)
Add back:
Growth capital additions	—	13	—	60
Acquisition of DGI Trading Pty Limited	—	13,724	—	13,724
Free cash flow(i)	$3,390	$9,985	$2,462	$18,903
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On October 25th, 2022, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of eight Canadian cents ($0.08) per common share, payable to common shareholders of record at the close of business on November 30, 2022. The Dividend will be paid on January 6, 2023 and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended September 30, 2022
Revenue of $191.4 million represented a $25.4 million (or 15%) increase from Q3 2021. Revenue generated by NACG’s core heavy equipment fleet was up 18% quarter over quarter, with the driver of this increase being equitable contributions from higher equipment and unit rates as well as improved utilization. Equipment and unit rates were updated in the quarter to reflect the specific inflationary cost pressures being experienced in the Fort McMurray region. Equipment operating hours and the associated operational headcount were both up 10% in the quarter and yielded utilization of 62% which was significantly higher than Q3 2021 utilization of 52% and was particularly strong in the month of September. Vacancy rates of heavy equipment technician roles have lowered with net new hires of 50 heavy equipment technicians in the past three months which was a key factor in the overall equipment utilization achieved. The other wholly-owned business lines, primarily being DGI Trading Pty Ltd. and the external sales of rebuilt haul trucks, each posted strong revenue quarters consistent with Q3 2021.

EXHIBIT 99.1

Combined revenue of $269.6 million represented a $60.4 million (or 29%) increase from Q3 2021. Our share of revenue generated in Q3 2022 by joint ventures and affiliates was $78.2 million compared to $43.3 million in Q3 2021 (an increase of 81%). Nuna Group of Companies had its best financial quarter on record driven by the activity at the gold mine in Northern Ontario and the core businesses operating at better than historical levels. Secondary drivers of the increase in combined revenue include: i) the continued growth of top-line revenue from rebuilt ultra-class haul trucks now being owned by MNALP, ii) increasing throughput of the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the increasingly important impact of the joint ventures dedicated to the Fargo-Moorhead flood diversion project. The ground-breaking ceremony and official start of construction occurred in the quarter and ramp-up of activities is underway with the project currently at less than 5% of being complete and remaining on budget and schedule in this early phase of the project.
Adjusted EBITDA of $60.1 million represented an increase of $12.6 million (or 27%) from the Q3 2021 result of $47.5 million as the combined revenue increase of 29% was supported by stable margins. The adjusted EBITDA margin of 22.3% reflected strong operational performance in the quarter as operations in the Fort McMurray, Northern Canada, and Northern Ontario regions experienced predictable and productive weather conditions for the majority of the quarter. The equipment and unit rates which were updated during the quarter allowed Fort McMurray operations to return to historical margin performance. Margins realized from parts and component sales made by DGI Trading contributed to margin stability when comparing to Q3 2021 given the acquisition occurred on July 1, 2021. The second-life rebuild program commissioned and sold two 240-ton haul trucks and one ultra-class 400-ton haul truck during the quarter. Lastly, the Canadian Emergency Wage Subsidy ("CEWS") program, which concluded in Q4 2021, was a modest factor in quarter-over-quarter comparisons with Q3 2021 being the last quarter for which we qualified.
General and administrative expenses (excluding stock-based compensation) were $6.6 million, or 3.4% of revenue, compared to $7.1 million, or 4.3% of revenue and were stable for the quarter. Cash related interest expense for the quarter was $6.3 million at an average cost of debt of 5.8% compared to 4.3% in Q3 2021 as posted interest rates have increased noticeably over the past twelve-month period.
Adjusted EPS of $0.65 on adjusted net earnings of $17.6 million is 31% up from the prior year figure of $0.50 primarily from adjusted EBIT with a lower share count also contributing to the overall increase. Weighted-average common shares outstanding for the third quarters of 2022 and 2021 were 26,836,133 and 28,436,974, respectively, representing a decrease of 1,600,841 as the existing NCIB was completed in September. For reference, the quarter ended with 26,428,661 common shares issued and outstanding. Offsetting these positive drivers was a higher interest expense which on a per share basis was up $0.07 per share as similar debt levels attracted an overall cost of debt of 5.8% compared to 4.3% in Q3 2021.
Free cash flow was $3.4 million in the quarter as adjusted EBITDA generated $60.1 million, detailed above, and when netted against sustaining capital additions ($30.6 million) and cash interest paid ($6.9 million) produced positive cash of $22.6 million and translated well into overall free cash flow. However, routine fluctuations in working capital balances which required cash in the quarter ($8.3 million) and cash managed within the various joint ventures both had similar and significant impact on free cash flow in the quarter. For reference, both of these factors have historically reversed in the fourth quarter. Similar to Q3 2021, the ultra-class rebuild program reduced work-in-progress inventories in the quarter as the commissioning and sale of certain units to MNALP occurred in September.
BUSINESS UPDATES
Business Objectives
Safety - Focus on people and relationships, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
Sustainability - Commitment to the continued development of sustainability targets and constant measurement of progress to those targets.
Diversification - Continue to pursue diversification of customer, resource and geography through acquisition and/or strategic partnerships, industry expertise and our investment in Nuna.
Execution - Enhancement of operational excellence in fleet utilization and maintenance through reliability programs and technical improvements. We continue to specifically prioritize the sourcing and staffing of our critical heavy equipment technician roles.

EXHIBIT 99.1

Total Return Swap Agreement
On October 4, 2022, we entered into a total return swap agreement in relation to up to 1,000,000 of NACG's common shares with a notional value of approximately $15.0 million for a twelve-month period. Subject to certain conditions, the agreement may be unwound prior to its maturity, either in whole or in part. The counterparty to this agreement is a highly rated Canadian financial institution. This agreement provides an opportunity to capitalize on our belief that our current share price does not reflect our underlying value.
Acquisition of ML Northern Services Ltd.
On October 1, 2022, we acquired a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, for an estimated purchase price of $15.0 million, net of cash acquired and funded through existing debt facilities. The purchase price is approximately equal to the net tangible assets, comprised primarily of approximately twenty mobile fuel, lube and steaming trucks but also includes the required supporting light equipment fleet. We are in the process of evaluating the appropriate accounting treatment and valuing amounts for the major classes of assets and liabilities acquired, intangible assets and preacquisition contingencies in order to allocate the purchase price. The acquisition was premised on our continued drive to lower operating costs by maximizing our internal maintenance capabilities.
Credit Facility Amended and Extended
On September 20, 2022, we announced an amendment and extension of our senior secured credit facility (the “Credit Facility”). The facility maturity date has been extended by one year with a new maturity date of October 8, 2025. In addition to the extension of existing favourable terms, the overall capacity has been allocated to provide greater flexibility in operating the Company’s joint ventures.
Normal Course Issuer Bid
On April 6, 2022, we announced a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 of our voting common shares, representing 10.0% of our public float and 7.1% of our issued and outstanding common shares as of March 31, 2022 (with no more than 1,498,716 common shares, being approximately 5.0% of issued and outstanding voting common shares, to be purchased on the NYSE and alternative trading systems). This NCIB commenced on April 11, 2022 and was completed in September with the maximum number of shares purchased and cancelled.
Liquidity

	September 30, 2022	December 31, 2021
Credit Facility limit	$300,000	$325,000
Finance lease borrowing limit	175,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(272,169)	(225,876)
Letters of credit	(32,413)	(33,884)
Joint venture guarantee	(51,956)	(18,719)
Cash	23,187	16,601
Total capital liquidity	$161,649	$233,122
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

NACG’s Outlook for 2022 & 2023
Given our backlog and visibility through 2023, management has decided to provide stakeholders with guidance through 2022 and initial key measures for 2023. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2022	2023
Adjusted EBITDA	$220 - $235M	$235 - $260M
Adjusted EPS	$1.90 - $2.10	$2.05 - $2.25
Sustaining capital	$105 - $110M	$120 - $130M
Free cash flow	$65 - $75M	$85 - $105M

Capital allocation
Deleverage	$5 - $15M
Shareholder activity (dividends, NCIB, trust purchases)	~$45M
Growth spending	~$15M
Share count reduction	~7%

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.4x - 1.8x
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2022 tomorrow, Thursday, October 27, 2022 at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 62963278
A replay will be available through November 24, 2022, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 62963278
Playback Passcode: 963278
The Q3 2022 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://app.webinar.net/pjd8EG3E0z6
A replay will be available until November 24, 2022 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2022 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q3 2022 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions and include all information provided under the above heading "NACG's outlook for 2022 & 2023".
The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2022. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "equity investment depreciation and amortization", "adjusted EPS", "margin", "liquidity", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	September 30,
(dollars in thousands)	2022	2021
Revenue from wholly-owned entities per financial statements	$191,383	$165,962
Share of revenue from investments in affiliates and joint ventures	161,823	88,531
Adjustments for joint ventures	(83,589)	(45,257)
Total combined revenue(i)	$269,617	$209,236
(i)See "Non-GAAP Financial Measures".
A reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Net income	$20,220	$13,973	$41,291	$36,100
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(95)	264	1,069	(348)
Stock-based compensation expense (benefit)	437	(62)	(129)	9,963
Net realized and unrealized gain on derivative financial instruments	—	—	—	(2,737)
Write-down on assets held for sale	—	—	—	700
Equity investment net realized and unrealized gain on derivative financial instruments	(2,925)	—	(5,140)	—
Tax effect of the above items	(79)	(48)	(216)	(2,211)
Adjusted net earnings(i)	17,558	14,127	36,875	41,467
Adjustments:
Tax effect of the above items	79	48	216	2,211
Interest expense, net	6,522	4,845	16,769	13,782
Income tax (benefit) expense	4,983	2,388	10,184	6,798
Equity earnings in affiliates and joint ventures(i)	(14,076)	(6,833)	(28,652)	(16,279)
Equity investment EBIT(i)	15,676	9,489	32,785	19,544
Adjusted EBIT(i)	30,742	24,064	68,177	67,523
Adjustments:
Depreciation and amortization	26,592	21,617	84,051	79,092
Write-down on assets held for sale	—	—	—	(700)
Equity investment depreciation and amortization(i)	2,776	1,857	7,271	5,134
Adjusted EBITDA(i)	$60,110	$47,538	$159,499	$151,049
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT and depreciation and amortization is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Equity earnings in affiliates and joint ventures	$14,076	$6,833	$28,652	$16,279
Adjustments:
Interest expense, net	589	(94)	1,901	70
Income tax expense	997	2,768	2,167	3,081
Gain on disposal of property, plant and equipment	14	(18)	65	114
Equity investment EBIT(i)	$15,676	$9,489	$32,785	$19,544
Depreciation	$2,600	$1,812	$6,743	$4,915
Amortization of intangible assets	176	45	528	219
Equity investment depreciation and amortization(i)	$2,776	$1,857	$7,271	$5,134
(i)See "Non-GAAP Financial Measures".
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2022	December 31, 2021
Assets
Current assets
Cash		$23,187	$16,601
Accounts receivable	4	87,192	68,787
Contract assets	5(b)	10,938	9,759
Inventories	6	44,142	44,544
Prepaid expenses and deposits		11,150	6,828
Assets held for sale		384	660
		176,993	147,179
Property, plant and equipment, net of accumulated depreciation of $372,973 (December 31, 2021 – $339,505)		645,454	640,950
Operating lease right-of-use assets		15,540	14,768
Investments in affiliates and joint ventures	7	69,363	55,974
Other assets		2,602	6,000
Goodwill and intangible assets		7,043	4,407
Deferred tax assets		374	—
Total assets		$917,369	$869,278
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$85,116	$76,251
Accrued liabilities		23,440	33,389
Contract liabilities	5(b)	157	3,349
Current portion of long-term debt	8	20,557	19,693
Current portion of finance lease obligations		21,285	25,035
Current portion of operating lease liabilities		2,971	3,317
		153,526	161,034
Long-term debt	8	363,237	306,034
Finance lease obligations		21,690	29,686
Operating lease liabilities		12,730	11,461
Other long-term obligations		19,917	26,400
Deferred tax liabilities		65,210	56,200
		636,310	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2022 - 27,827,282 (December 31, 2021 – 30,022,928))	9(a)	229,455	246,944
Treasury shares (September 30, 2022 - 1,398,621 (December 31, 2021 - 1,564,813))	9(a)	(16,324)	(17,802)
Additional paid-in capital		21,046	37,456
Retained earnings		46,482	11,863
Accumulated other comprehensive income		400	2
Shareholders' equity		281,059	278,463
Total liabilities and shareholders’ equity		$917,369	$869,278
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Revenue	5	$191,383	$165,962	$536,122	$473,142
Cost of sales	10(b)	140,440	122,825	393,756	326,823
Depreciation		26,376	21,426	83,408	78,966
Gross profit		24,567	21,711	58,958	67,353
General and administrative expenses	10(b)	7,013	7,074	18,297	30,037
(Gain) loss on disposal of property, plant and equipment		(95)	264	1,069	(348)
Operating income		17,649	14,373	39,592	37,664
Interest expense, net	11	6,522	4,845	16,769	13,782
Equity earnings in affiliates and joint ventures	7	(14,076)	(6,833)	(28,652)	(16,279)
Net realized and unrealized gain on derivative financial instruments		—	—	—	(2,737)
Income before income taxes		25,203	16,361	51,475	42,898
Current income tax expense		701	572	1,198	572
Deferred income tax expense		4,282	1,816	8,986	6,226
Net income		$20,220	$13,973	$41,291	$36,100
Other comprehensive income
Unrealized foreign currency translation gain (loss)		382	(6)	398	(6)
Comprehensive income		$20,602	$13,967	$41,689	$36,094
Per share information
Basic net income per share	9(b)	$0.75	$0.49	$1.49	$1.28
Diluted net income per share	9(b)	$0.65	$0.44	$1.33	$1.16
See accompanying notes to interim consolidated financial statements.